UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62985/September 24, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14034

In the Matter of

                                     :

MICROWAVE LABORATORIES, INC.,   :
MILLIONAIRE.COM, INC.,   :   ORDER MAKING FINDINGS AND
MIRADOR DIVERSIFIED SERVICES, INC., :   REVOKING REGISTRATIONS
ML DIRECT, INC.,   :   BY DEFAULT
MLH PROPERTIES LTD. PARTNERSHIP,   :
MODENA 4, INC.,   :
MOTOR CARS AUTO GROUP, INC., and   :
MULTI SOLUTIONS, INC.   :

SUMMARY

        This Order revokes the registrations of the registered securities of Microwave Laboratories, Inc., Millionaire.com, Inc., Mirador Diversified Services, Inc., ML Direct, Inc., MLH Properties Ltd. Partnership, Modena 4, Inc., Motor Cars Auto Group, Inc., and Multi Solutions, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on September 7, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 10, 2010.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Microwave Laboratories, Inc. (CIK No. 798289),[2] is a void Delaware corporation located in Raleigh, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 1994, which reported a net loss of $699,016 for the prior nine months. On May 17, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of North Carolina, and the case was terminated on March 19, 1999.

Millionaire.com, Inc. (CIK No. 1079916), is a revoked Nevada corporation located in Bluffton, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 2001, which reported a net loss of $207,136 for the prior three months. As of August 30, 2010, the company's stock (symbol "MLRE") was traded on the over-the-counter markets.

Mirador Diversified Services, Inc. (CIK No. 1096649), is a dissolved Nevada corporation located in Virginia Beach, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended January 31, 2001, which reported a net loss of $4,693,000 for the year ended December 31, 2000.

ML Direct, Inc. (CIK No. 1011775), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 1997, which reported a net loss of $2,453,205 for the prior nine months.

MLH Properties Ltd. Partnership (CIK No. 310990) is an inactive New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Modena 4, Inc. (CIK No. 1271078), is a void Delaware corporation located in Largo, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2004, which reported a net loss of $1,100 for the prior nine months.

Motor Cars Auto Group, Inc. (CIK No. 1059024), is an inactive Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $1,510,604 for the prior nine months. As of February 19, 2010, the company's stock (symbol "MAGI") was traded on the over-the-counter markets.

Multi Solutions, Inc. (CIK No. 723733), is a New Jersey corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended January 31, 2008, which reported a net loss of $19,541 for the prior nine months. As of August 30, 2010, the company's stock (symbol "MULT") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.

Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Microwave Laboratories, Inc., is REVOKED;

the REGISTRATION of the registered securities of Millionaire.com, Inc., is REVOKED;

the REGISTRATION of the registered securities of Mirador Diversified Services, Inc., is REVOKED;

the REGISTRATION of the registered securities of ML Direct, Inc., is REVOKED;

the REGISTRATION of the registered securities of MLH Properties Ltd. Partnership is REVOKED;

the REGISTRATION of the registered securities of Modena 4, Inc., is REVOKED;

the REGISTRATION of the registered securities of Motor Cars Auto Group, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Multi Solutions, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge